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                                                                    Exhibit 99.1

August 7, 1998

Re:  Notice of Proxy Mailing:  Proposed Sale of the Palmdale, California Cable
                               Television System by Cable TV Fund 12-BCD Venture


Dear Registered Representative of clients in Cable TV Fund 12-C, Ltd.:

Cable TV Fund 12-BCD Venture (the "Venture") of which Cable TV Fund 12-C, Ltd. ("Fund 12-C") owns 15%, plans to sell its Palmdale, California system to Jones Communications of California , Inc. in the fourth quarter of 1998.

The proposed sale and the distribution of net sales proceeds are contingent upon the approval by the holders of a majority of the limited partnership interests of each of the Venture's three constituent partnerships, as well as the consents of governmental authorities and other third parties. Enclosed for your information is a copy of the Fund 12-C Notice and Proxy Statement. The proxy
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record date is July 31, 1998.
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For taxable accounts, proxy materials are being sent directly to investors.  For
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tax-exempt accounts (IRAs and other qualified plans), proxy materials are being
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sent according to the instructions of the Trustees -- which are the registered owners of investors' interests in these plans. Some Trustees required us to send proxy materials directly to their clients, the beneficial owners, and to accept the investors' signatures as legally sufficient to count the votes without the Trustee countersignature. Other Trustees required us to mail their clients' proxy materials directly to the Trustees for their handling.

The proxy due date is September 15, 1998, but we hope to have all votes in as
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soon as possible.

If the proposed sale is consummated, limited partners in Fund 12-C are expected to receive approximately $440 for each $1,000 invested. Distributions will be net of California non-resident withholding, if applicable. This withholding requirement does not apply to residents of the State of California or to tax-exempt entities such as IRAs and other qualified plans.

Distribution checks will be issued according to the account registration or payment instruction of record. With this distribution, limited partners will have received a total of $1,550 for each $1,000 invested. Following this distribution, the Partnership will be liquidated and dissolved.

Please review the enclosed list that shows each of your clients Fund 12-C -- registration and check information and estimated distributions prior to withholding, if applicable.

If you find any discrepancies in this information, please call our Investor Services Department at 800-572-6520.

Sincerely,

Jones Intercable, Inc.
The General Partner

Enclosures